                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )*

                            Tele-Communications, Inc.
           --------------------------------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")
2. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $0.1 per share ("Class B "Preferred Stock")
           --------------------------------------------------------
                          (TITLE OF CLASS OF SECURITIES)

1.  Series A Liberty Media Group Common Stock:                  87924V507
2.  Class B Preferred Stock:                                    87924V309
           --------------------------------------------------------
                                 (CUSIP NUMBER)
                              Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
           --------------------------------------------------------
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   March 1, 1999
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240,13d.1(f) or 240,13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    CUSIP Nos.

    Series A Liberty Media Group Common Stock                  87924V507
    Class B Preferred Stock                                    87924V309
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
     Magness FT Investment Company LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group (See Instructions)             (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds (See Instructions)           N/A. See Item 3 below.

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Colorado
-------------------------------------------------------------------------------
                  (7) Sole Voting  Series A Liberty Media
                        Power        Group Common Stock                 260,998
                                   Class B Preferred Stock              125,000
                  -------------------------------------------------------------
                  (8) Shared       Series A Liberty Media
Number of Shares  Voting Power       Group Common Stock                       0
                                   Class B Preferred Stock                    0
  Beneficially    -------------------------------------------------------------
                  (9) Sole         Series A Liberty Media
 Owned by Each    Dispositive       Group Common Stock                  260,998
                    Power          Class B Preferred Stock              125,000
Reporting Person  -------------------------------------------------------------
                  (10) Shared      Series A Liberty Media
     With          Dispositive        Group Common Stock                      0
                     Power         Class B Preferred Stock                    0
-------------------------------------------------------------------------------
                  (11) Aggregate Amount Beneficially Owned by Each
                   Reporting Person
                                   Series A Liberty Media Group
                                      Common Stock                       260,998
                                   Class B Preferred Stock               125,000
-------------------------------------------------------------------------------
                  (12) Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions)                         / /
-------------------------------------------------------------------------------
                  (13) Percent of Class Represented by Amount in Row (11)
                         0.1% of Series A Liberty Media Group Common Stock
                         8.1% of Class B Preferred Stock
-------------------------------------------------------------------------------
                  (14) Type of Reporting Person (See Instructions) 00
-------------------------------------------------------------------------------

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ITEM 1.  SECURITY AND ISSUER

         The equity securities to which this Schedule 13D relates are as follows:

     1. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock"); and

     2. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A Liberty Media Group Common Stock and the
Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND

    (a) This Schedule 13D is filed by Magness FT Investment Company LLC, a Colorado limited liability company ("FT LLC"). The principal business of the FT LLC is to hold the Company Securities and other securities. Kim Magness is the manager of FT LLC, and Kim Magness and Gary Magness are the current members of FT LLC.

    (b) The business address of FT LLC is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

    (c)  The filing person has no employment or occupation.

    (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

    (f)  FT LLC is a Colorado limited liability company.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    On March 1, 1999, each of the Kim Magness Irrevocable Trust ("Kim Magness Trust") and the Gary Magness Irrevocable Trust ("Gary Magness Trust") transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:

SHARES    CLASS
------    -----
260,998   Series A Liberty Media Group Common Stock
125,000   Class B Preferred Stock


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ITEM 4.  PURPOSE OF TRANSACTION

      On March 1, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness
Trust:

SHARES    CLASS
------    -----
260,998   Series A Liberty Media Group Common Stock
125,000   Class B Preferred Stock

    The filing person has no present plan or proposal that relates to or would result in:

    (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

    (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

    (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

    (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) any material change in the present capitalization or dividend policy of the Company;

    (f) any other material change in the Company's business or corporate structure;

    (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

    (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

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
                                             AMOUNT AND NATURE OF           PERCENT OF        TOTAL
TITLE OF CLASS                               BENEFICIAL OWNERSHIP          CLASS POWER(1)  VOTING POWER(1)
--------------                               --------------------          --------------  --------------
                                                                                                0.02%
Series A Liberty Media Group Common Stock        260,988(2)(3)                  0.1%
Class B Preferred Stock                          125,000(2)(3)                  8.1%


(1)  Based on 476,850,798 shares of Series A TCI Group Common
     Stock, 64,443,857 shares of Series B TCI Group Common Stock, 335,692,477 shares of Series A Liberty Media Group Common Stock, 31,698,559 shares of Series B Liberty Media Group Common Stock, 377,208,392 shares of Series A Ventures Group Common Stock, 45,317,554 shares of Series B Ventures Group Common Stock, 1,552,490 shares of Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, 43,575 shares of TCI Group Preferred Stock, Series C, 70,575 shares of Liberty Media Group Preferred Stock, Series C, 278,307 shares of Redeemable Convertible
     TCI Group Preferred Stock, Series F, 6,423,844 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,564,794 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on February 28, 1999 in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Each share of Class B Preferred Stock is entitled to 10 votes per share and each share of Series A Liberty Media Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Tele-Communications, Inc. Series A TCI Group Common Stock, Tele-Communications, Inc. Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock, Tele-Communications, Inc. Series B Liberty Media Group Common Stock, Tele-Communications, Inc. Series A Ventures Group Common Stock, Tele-Communications, Inc. Series B Ventures Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the FT LLC may be deemed to currently beneficially own voting equity securities representing approximately 0.02% of the voting power with respect to a general election of directors of the Company.

(3) On March 1, 1999, each of the Kim Magness Trust and the Gary Magness Trust transferred the following Company Securities (representing all the Company Securities held by each of the Kim Magness Trust and the Gary Magness Trust), among other consideration, to FT LLC in exchange for a 50% membership interest in FT LLC to each of the Kim Magness Trust and the Gary Magness Trust:

SHARES    CLASS
------    -----
260,998   Series A Liberty Media Group Common Stock
125,000   Class B Preferred Stock


     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

Class of Security                           Sole Power     Shared Power
-----------------                           ----------     ------------
Series A Liberty Media Group Common Stock     260,998            0
Class B Preferred Stock                       125,000            0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in
          Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Kim Magness as the manager of FT LLC, has sole power to vote and shared power to dispose of the securities directly held by FT LLC. Pursuant to an oral agreement between Kim Magness and Gary Magness, Kim Magness may dispose of FT LLC's securities provided that Gary Magness has the right to veto any proposed disposition of a material amount of the securities directly held by FT LLC. Therefore, Kim Magness possesses the sole power to vote the 260,998 shares of Series A Liberty Media Group Common Stock and 125,000 shares of Class B Preferred Stock held directly by FT LLC, and Kim Magness, together with Gary Magness, possess shared power to direct the disposition of the 260,998 shares of Series A Liberty Media Group Common Stock and 125,000 shares of Class B Preferred Stock held directly by FT LLC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    None.

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 1999


MAGNESS FT INVESTMENT COMPANY LLC

/s/ Kim Magness
-----------------------------
By: Kim Magness, Manager